SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              Dated June 29, 2004

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
               will file annual reports under cover of Form 20-F
                                 or Form 40-F:
                        Form 20-F [X]       Form 40-F [ ]


          Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes [ ]      No [X]

                          Table of Documents Submitted
Item


1.   Announcement regarding repurchases of shares dated June 29, 2004

2. Announcement regarding cancellation of shares held by the Company dated June 29, 2004

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    KABUSHIKI KAISHA MILLEA HOLDINGS
                                    (Millea Holdings, Inc.)


June 29, 2004                       By:        /s/ TETSUYA UNNO
                                       ------------------------------------
                                        General Manager of Corporate Legal
                                         and Risk Management Department

                                                                         Item 1


(English translation)

June 29, 2004
Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

                  Announcement regarding repurchases of shares
                  --------------------------------------------
     (Repurchases of shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code)

Millea Holdings, Inc. (the "Company") announced that on June 29, 2004 its board of directors approved repurchases of its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, as detailed below.

1.   Reasons for the repurchases of shares

     The Company intends to repurchase its own shares in order to implement flexible financial policies.

2.   Details of the repurchases of shares

(a)  Class of shares to be repurchased:
     Common stock of Millea Holdings, Inc.

(b)  Aggregate number of shares to be repurchased:
     Up to 9,000 shares.
     (Approximately 0.5% of the shares outstanding.)

(c)  Aggregate purchase price of shares:
     Up to 13 billion yen.

(d)  Period in which repurchases would be made:
     From July 1, 2004 through July 30, 2004.

(For reference)
Status of the Company's own shares as of May 31, 2004.
(a) Number of shares outstanding (excluding treasury stock): 1,775,442.76 shares.
(b)  Number of shares held as treasury stock: 81,605.99 shares.


For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

                                                                         Item 2

(English translation)

June 29, 2004
Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766


       Announcement regarding cancellation of shares held by the Company
       -----------------------------------------------------------------


Millea Holdings, Inc. (the "Company") announced that on June 29, 2004 its board of directors approved the cancellation of shares held by the Company as treasury stock, pursuant to Article 212 of the Commercial Code, as detailed below.


Details of the cancellation of shares

(a)  Class of shares to be cancelled:
     Common stock of Millea Holdings, Inc.

(b)  Number of shares to be cancelled:
     70,000 shares.

(c)  Scheduled date of the cancellation (date of the nullification):
     July 9, 2004.

(d)  Number of issued shares (including treasury stock) after the cancellation:
     1,787,048.75 shares.


For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341